No Act

P.E. 12/21/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15008595

February 11, 2016

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-11-16

Re: Citigroup Inc.
Incoming letter dated December 21, 2015

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2015 and February 4, 2016 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 20, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2015

The proposal urges the board to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank, and report to shareholders.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the company's products and services. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

February 4, 2016

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Kenneth Steiner, acting through his proxy John Chevedden, (collectively, the "Proponent"). The Proposal urges the Company's board of directors to "conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign) and how they affect the risk profile and culture of the bank." The Company submitted a letter on December 21, 2015 (the "Company No-Action Request") requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2016 annual meeting of stockholders in reliance on Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3). On January 20, 2016, the Company received a copy of correspondence addressed to you from the Proponent concerning the Proposal (the "Proponent Letter").

The Company has reviewed the Proponent Letter and believes it is consistent with the Company's arguments in the Company No-Action Request. As Mr. Chevedden concedes, derivatives are a source of profit and relate to risk, which are clearly matters of ordinary business.

Regarding the definition of derivatives, Mr. Chevedden attempts to define the Company's derivatives activities in the Proponent Letter. To this point, the Company is familiar with its own operations and stands by the definition articulated in the Company No-Action Request, which the Company disclosed to stockholders in its Annual Report.

In addition to reasons discussed in the Company's No-Action Request, the Company believes the Proposal should be excluded from the Company's proxy materials for the following reasons:[1]

The Proposal is misleading and vague. Pursuant to Rule 14a-8(i)(3), the Company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[2] One example of such a circumstance is where the proposal's resolution and supporting statement are inconsistent.[3] Here, the Proposal calls for a report on the Company's "derivatives activities." The resolved clause requests that the report cover (a) how the Company funds its derivative activities within the various holding company affiliates, (b) the supervision of the Company's derivatives activities by various foreign and domestic government regulators and (c) how the Company's derivatives activities affect its "risk profile and culture." Conversely, the supporting statement requests the report cover (x) the merits of "Dodd-Frank Section 716," (y) the "varying supervisory standards" that complicate the Company's risk management concerning its international derivatives activities and (z) the "culture problem" created by combining traditional banking and investment banking into one financial institution. Thus, the Proposal can be read as requesting two separate actions, (1) a report addressing how the Company funds its derivatives activities, the level of supervision imposed by various regulators and how the Company's derivatives activities affect its "risk profile and culture," or (2) a report addressing the merits of Dodd-Frank Section 716, how varying international supervisory standards affect the risks related to the different types of derivatives and the culture problem caused by the repeal of the Banking Act of 1933 (i.e., the Glass-Steagall Act). Because of the inconsistencies between the resolution and supporting statement, the Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(3).

The Staff also has concurred in the exclusion of proposals that do not sufficiently define key terms or provide guidance concerning the manner in which the company should implement the proposal.4 The Proposal calls for a report to address all derivatives activities, but does not define a key term, "derivative." The term "derivative" does not a have an ordinary, common meaning. Rather, it refers to a category of transactions that require sophisticated

---

1 JPMorgan Chase & Co. and Bank of America Corp. each received for inclusion in their respective proxy materials a stockholder proposal substantially identical to the Proposal. *See JPMorgan Chase & Co.* No-Action Request (incoming letter dated January 14, 2016, pending decision from the Staff); *Bank of America Corp.* No-Action Request (incoming letter dated December 28, 2015, pending decision from the Staff). To the extent any arguments raised in those letters (or any other letter submitted by another company requesting exclusion of a substantially identical proposal) are applicable to the Company, the Company respectfully submits that the Proposal may be excluded on those additional grounds as well.

2 *Staff Legal Bulletin No. 14B* (Sept. 15, 2004).

3 *Id.*

4 *See Citigroup Inc.* (avail Mar. 12 2013) (concurring that the Company could exclude the proposal from its proxy statement where the proposal requested the board to appoint a committee to explore "extraordinary transactions" pursuant to Rule 14a-8(i)(3)).

financial knowledge to understand. Considering this, the Proposal fails to indicate the subcategory of derivative transactions the report should address. As discussed in the Company No-Action Request, the Company enters into a wide variety of derivatives transactions. The resolved clause seeks a report which discusses, in part, how the Company's derivatives activities affect its "risk profile and culture." Not all derivatives transactions, however, focus on managing the Company's risk. For example, the Company offers a wide range of derivative products to its customers aimed at addressing client-specific needs. These types of derivative products do not expose the Company to market risks. Because the Proposal fails to define a key term and does not provide sufficient guidance on how the Company should implement the Proposal, it is excludable from the Company's proxy materials under Rule 14a-8(i)(3).5

The Proposal Relates to Ordinary Business, Legal Compliance. The Staff has long taken the position that proposals related to legal compliance programs relate to ordinary business and may be omitted from a company's proxy materials under Rule 14a-8(i)(7).[6] The Proposal requests a report concerning the supervision of the Company's derivatives activities by various foreign and domestic government regulators and the Company's compliance with Section 716 of the Dodd-Frank Act, which addresses certain types of derivatives transactions. The Proposal also addresses the company's foreign derivative activities by noting that "the internet-nature of finance generally means that derivatives transaction can be booked legally in one country but largely affect entities whose real domicile may be in other countries." The heavy level of regulation governing cross-border derivatives activities necessitates a substantial amount of time, effort and resources to ensure compliance. Further, the Company has separate Legal and Compliance Departments that focus on compliance with applicable international, national and local laws and regulations, including compliance with laws and regulations governing derivative transactions. For the foregoing reasons, the Company believes that the proposal relates to its legal compliance program and thus is excludable from the Company's proxy materials under Rule 14a-8(i)(7).

* * *

---

5 Paula, on balance, we would probably delete this argument, we define derivatives in our 10-K., and argue that our 10-K disclosure substantially implements the Proposal.

6 *JPMorgan Chase & Co.* (avail. Mar. 13, 2014); *Raytheon Co.* (avail. Mar. 25, 2013); *The AES Corp.* (avail. Jan. 9, 2007); *Halliburton Co.* (avail. Mar. 10, 2006).

Conclusion. The Company believes that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in the Company No-Action Request. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Citigroup Inc. (C)
Report Risk of Derivatives Activities
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

This rule 14a-8 proposal is not related to ordinary business. This issue commanded the attention of Congress and nearly resulted in a government shutdown. It must not be the SEC's rule that issues of such moment are considered "ordinary."

The company states: "Derivatives are financial management tools used to lower funding costs and manage risks associated with the Company's business activities and financial assets."

This statement is specious. Derivatives are used in some cases to hedge, which is inherently a cost. It cannot be that a firm's cost of funds can be lowered through the purchase of insurance, that is, a hedge. It may be that the hedge provides certainty, but it does not lower costs.

In fact, the firm uses derivatives as a source of profit. It incurs risk, which it measures with VAR. If it did not incur risk, it would not enjoy the potential for profit.

The company does not simply engage in derivatives with end-user customers. The OCC provides ample data that demonstrates that most derivatives activity is inter-bank. The swaps are between banks, not between a bank and a real economy firm.

The firm's request for no action is itself an argument for greater transparency with shareholders. If the firm is willing to mislead the SEC about the nature of its derivatives activities, it is surly willing to mislead shareholders.

Consequently, I believe that the report sought in the shareholder resolution is neither ordinary business nor something substantially implemented.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Paula F. Jones <jonesp@citi.com>

[C: Rule 14a-8 Proposal, November 8, 2015, Revised November 19, 2015]

Proposal [4] – Report Risk of Derivatives Activities

Resolved: That shareholders urge the Board of Directors to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank. The study should be issued as a report to shareholders, omitting proprietary information and at reasonable cost, no later than the company's 2017 annual shareholder meeting.

Complicated derivatives activities play an important role at Citigroup. In July, 2015, Citi overtook JP Morgan as the largest derivatives dealer in the United States with contracts valued at more than $56 trillion as of the end of the first quarter of 2015. However, Citigroup's 10-k has no separate discussion of this arena.

In December, 2014, Citigroup bore the brunt of criticism from leaders in Congress about our effort to amend law (Dodd-Frank Section 716) regarding derivatives activities and oversight. The new law allows Citi to fund additional swaps within the FDIC-insured bank. Sen. Elizabeth Warren (D-Mass) delivered several speeches in Congress identifying Citigroup in unflattering terms. House Minority Leader Nancy Pelosi characterized the legislation as an effort for "big banks to gamble with money insured by the FDIC." The board's report should explain how the merits of the legislation outweigh the reputation damage suffered.

Further, many of the firm's derivatives activities take place across borders. In fact, the internet-nature of finance generally means that derivatives transactions can be booked legally in one country but largely affect entities whose real domicile may be in other countries. Varying supervisory standards undoubtedly complicates Citigroup's overall risk management as some swaps deals may be safer than others. A report should address this.

Finally, former Citi CEO John Reed opined on the "culture" problem introduced by adding speculative activities to traditional loan-making. "Traditional banking attracts one kind of talent, which is entirely different from the kinds drawn towards investment banking and trading. Traditional bankers tend to be extroverts, sociable people who are focused on longer term relationships. They are, in many important respects, risk averse. Investment bankers and their traders are more short termist. They are comfortable with, and many even seek out, risk and are more focused on immediate reward. This creates fundamental differences in values." We believe a report should address this change as well.

Please vote to protect shareholder value:

Report Risk of Derivatives Activities – Proposal [4]

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

December 21, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner, acting through his proxy John Chevedden, (collectively, the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2016 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company" or "Citigroup") in connection with its 2016 annual meeting of stockholders. Mr. Steiner has asked that all future correspondence regarding the Proposal be directed to Mr. Chevedden. The mailing addresses and telephone and fax numbers for Messrs. Chevedden and Steiner, as stated in the correspondence of the Proponent, are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2016 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2016 Proxy Materials. The Company intends to file its 2016 Proxy Materials on or about March 16, 2016.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

John Chevedden

FISMA & OMB Memorandum M-07-16

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Rohan Weerasinghe
Corporate Secretary
Citigroup Inc. (C)
399 Park Ave.
New York NY 10022
PH: 212 559-1000

REVISED NOV 19, 2015

Dear Mr. Weerasinghe,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10/25/15
Date

cc: Shelley Dropkin <dropkins@citi.com>
Deputy Corporate Secretary
FX: 212-793-7600
Paula F. Jones <jonesp@citigroup.com>
Senior Attorney

[C: Rule 14a-8 Proposal, November 8, 2015, Revised November 19, 2015]

Proposal [4] – Report Risk of Derivatives Activities

Resolved: That shareholders urge the Board of Directors to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank. The study should be issued as a report to shareholders, omitting proprietary information and at reasonable cost, no later than the company's 2017 annual shareholder meeting.

Complicated derivatives activities play an important role at Citigroup. In July, 2015, Citi overtook JP Morgan as the largest derivatives dealer in the United States with contracts valued at more than $56 trillion as of the end of the first quarter of 2015. However, Citigroup's 10-k has no separate discussion of this arena.

In December, 2014, Citigroup bore the brunt of criticism from leaders in Congress about our effort to amend law (Dodd-Frank Section 716) regarding derivatives activities and oversight. The new law allows Citi to fund additional swaps within the FDIC-insured bank. Sen. Elizabeth Warren (D-Mass) delivered several speeches in Congress identifying Citigroup in unflattering terms. House Minority Leader Nancy Pelosi characterized the legislation as an effort for "big banks to gamble with money insured by the FDIC." The board's report should explain how the merits of the legislation outweigh the reputation damage suffered.

Further, many of the firm's derivatives activities take place across borders. In fact, the internet-nature of finance generally means that derivatives transactions can be booked legally in one country but largely affect entities whose real domicile may be in other countries. Varying supervisory standards undoubtedly complicates Citigroup's overall risk management as some swaps deals may be safer than others. A report should address this.

Finally, former Citi CEO John Reed opined on the "culture" problem introduced by adding speculative activities to traditional loan-making. "Traditional banking attracts one kind of talent, which is entirely different from the kinds drawn towards investment banking and trading. Traditional bankers tend to be extroverts, sociable people who are focused on longer term relationships. They are, in many important respects, risk averse. Investment bankers and their traders are more short termist. They are comfortable with, and many even seek out, risk and are more focused on immediate reward. This creates fundamental differences in values." We believe a report should address this change as well.

Please vote to protect shareholder value:

Report Risk of Derivatives Activities – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

November 9, 2015

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Dear Mr. Steiner:

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2016 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. November 8, 2015 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal (i.e., **November 8, 2015**), or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at [http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx].
- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by facsimile at (212) 793-7600 or dropkins@citi.com or jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

Enclosures

Cc: John Chevedden (via email)

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1*: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2*: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7.* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years, or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at **https://tts.sec.gov/cgi-bin/corp_fin_interpretive**.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C. SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at **http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx**.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years.' With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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TD Ameritrade

November 19, 2015

Post-it® Fax Note 7671	Date 11-20-15	# of pages ▶
To Shelley Dropkin	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-793-7600	Fax #	

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in [redacted] in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2014.

1. International Business Machine (IBM)
2. Citigroup (C)
3. Baxter International Group (BAX)
4. Ferro Corp (FOE)
5. Vector Group (VGR)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The resolution in the Proposal provides as follows:

> Resolved: That shareholders urge the Board of Directors to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank. The study should be issued as a report to shareholders, omitting proprietary information and at a reasonable cost, no later than the company's 2017 annual shareholder meeting.

A copy of the Proposal is attached hereto. Both the text of the resolution and the Supporting Statement focus on derivatives activities as they affect the Company. Nowhere in the Proposal does the Proponent suggest that stockholders consider the Company's derivatives activities for broader policy reasons.

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS.

The Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. Rule 14a-8(i)(7) embodies a policy "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3] The second consideration comes into play when a proposal involves "methods for implementing complex policies."[4] Where, as here, a proposal requests that the Company prepare a report on or create a committee to review a particular issue, "the staff will consider whether the

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1 *SEC Release No. 34-40018* (May 21, 1998).

2 *Id.*

3 *Id.*

4 *Id.*

subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."[5]

The Proposal relates to tasks fundamental to management's ability to run the Company on a day-to-day basis. Derivatives are financial management tools used to lower funding costs and manage risks associated with the Company's business activities and financial assets. As noted in the Company's Annual Report for 2014, the Company enters into various types of derivative transactions in the ordinary course of its business. The Company trades derivatives as an active market maker. The Company offers its customers derivatives in connection with their risk management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. The Company also manages its derivative risk positions through offsetting trade activities, controls focused on price verifications and daily reporting of positions to senior managers. The Company also uses derivatives in connection with its risk management activities to hedge certain risks or reposition the risk profile of the Company. The Company actively manages risks inherent in specific groups of on-balance-sheet assets and liabilities, including Available-for-Sale securities and borrowings, as well as other interest-sensitive assets and liabilities through the use of derivatives.

Because the Company trades in derivatives and offers derivatives to customers in connection with their risk management strategies, the Proponent is seeking a report on the Company's financial products and services—a core category of ordinary business under Rule 14a-8(i)(7). The Staff has long taken the position that proposals relating to a company's sale of financial products or services may be omitted from the company's proxy materials as relating to ordinary business. For example, the Staff has concurred in the omission of proposals submitted to financial institutions that relate to repurchase agreement transactions and securities lending transactions[6] as well as proposals relating to the issuance of certain types of loans.[7] In each case the Staff noted that proposals concerning the sale of particular services are generally excludable under Rule 14a-8(i)(7).

The Proposal is similarly questioning the Company's decision to engage in the sale of derivatives. In his Supporting Statement, the Proponent questions the effect of the Company's lobbying related to derivatives activities on the Company's reputation,[8] and

5 *SEC Release No. 34-20091* (Aug. 16, 1983).

6 *Citigroup Inc.* (avail. Jan. 26, 2012, recon. denied Mar. 1 2012); *JPMorgan Chase & Co.* (avail. Jan. 27, 2012, recon. denied Mar. 13, 2012).

7 *JPMorgan Chase & Co.* (avail. March 16, 2010). The Staff has also concurred in the omission of proposals submitted to financial institutions relating to the provision of financial services to clients that enable capital flight and result in tax avoidance because such proposals concern the sale of particular services and therefore are excludable under rule 14a-8(i)(7). *See Citigroup Inc.* (avail. Feb. 21, 2007).

8 *See* paragraph 2 of Supporting Statement (asserting that the Company damaged its reputation by lobbying for an amendment to the Dodd-Frank Act regarding derivatives activities and oversight). *General Electric Co.* (avail. Jan. 9, 2008) (concurring that a proposal requesting a report on the potential damage to the company's brand name and reputation as a result of sourcing of products and services from the People's Republic of China could be excluded under Rule 14a-8(i)(7) because the proposal related to the company's ordinary business operations); *International Business Machines Corp.* (avail. Jan. 9, 2008) (reaching the same conclusion on a proposal similar to the proposal received in *General Electric Co.*)

questions whether engaging in this line of business affects the Company's culture and values.[9] The advantages and disadvantages of deciding to offer derivatives (or any other type of financial product) must be weighed by management in the ordinary course of business and cannot be addressed through the type of broad report sought by the Proponent. Moreover, information concerning Citigroup's derivatives activities, especially the structure of how such activities are funded and how they affect the Company's risk profile, is highly confidential and sensitive and relates solely to the conduct of Citigroup's ordinary business operations. The requested level of disclosure may have an anti-competitive effect on Citigroup by allowing the Company's competitors to obtain this confidential and sensitive information. Thus, the Proposal fits squarely within the parameters of the ordinary business exception under Rule 14a-8(i)(7) because the Proposal interferes with the Company's ability to control decisions related to the disclosure of highly confidential and sensitive information.

Additionally, the Proposal relates to the Company's internal risk evaluation. The Proponent is seeking a report on how the Company's derivatives activities affect the Company's "risk profile," and in the Supporting Statement the Proponent questions the complexity of the Company's overall risk management system.[10] Proposals relating to a company's internal risk evaluation relate to ordinary business under Rule 14a-8(i)(7).[11] In Bulletin 14E, the Staff clarified that a proposal relating to the evaluation of risk may be excluded from an issuer's proxy materials if the underlying subject matter of the proposal relates to an ordinary business matter of the issuer.[12] Here, the Proposal may be excluded because it pertains to the Company's evaluation of the risks involved with the use of financial products, which is an ordinary business matter for a sophisticated financial institution. In fact, in contrast to previous shareholder proposals relating to derivative activity where the Staff did not concur that the proposals could

9 *See* paragraph 4 of the Supporting Statement (discussing the potential for a culture problem and differences in values within the Company presented by the consolidation of investment banking activities focused on short term gain and traditional loan-making focused on long-term relationships into one financial institution).

10 *See* paragraph 3 of the Supporting Statement (asserting that, because the Company engages in derivatives transactions outside the US, non-US "supervisory standards" apply and these differing standards "undoubtedly complicate Citigroup's overall risk management as some swaps deals may be safer than others"). *Cf. Rite Aid Corp.* (avail. Mar. 24, 2015) (concurring that a proposal requesting the board of the company add a section to its nominating and governance committee charter to provide oversight concerning the determination of whether the company should sell a product that, among other things, would reasonably be considered by many to be offensive to the values integral to the company's promotion of its brand could be excluded under Rule 14a-8(i)(7) because it related the company's ordinary business operations).

11 *See, e.g., Goldman Sachs Group, Inc.* (avail. Feb 8, 2011) (concurring that a proposal requesting a report discussing, among other things, the risk management structure and how it integrated into the company's business model could be excluded under Rule 14a-8(i)(7) because it related "to the manner in which Goldman Sachs manages risk."); *cf. Sempra Energy* (avail. Jan. 12, 2012, recon. denied Jan. 23, 2012) (concurring that a proposal requesting a report discussing the company's "management of political, legal, and financial risk posed by [its] operations in any country that may pose an elevated risk of corrupt practices" may be excluded under Rule 14a-8(i)(7) because it related to the management of particular risks, the subject matter of which involved ordinary business matters).

12 *Staff Legal Bulletin No. 14E* (Oct. 27, 2009).

be excluded, this Proposal specifically requests that the report address how derivatives activities affect the Company's risk profile.[13]

The Proposal seeks to improperly micro-manage the Company. The Proposal would micro-manage the Company by requiring additional reporting requirements on the risks involved with complex financial instruments. Derivatives, which, as discussed earlier, are financial instruments utilized to manage risk, are highly technical and complex and are not a subject which shareholders, as a group, would "be in a position to make an informed judgment."[14] The Company complies with regulatory requirements by providing reports on such matters in the form and to the degree required to provide transparency and accountability, including a separate discussion of its derivatives activities in its Annual Report. In the Company's opinion, any further disclosure would be inappropriate.

The Proposal does not raise a significant policy issue. In submitting this no-action request, the Company is mindful of the Staff's position that a stockholder proposal focusing on a significant policy issue is not excludable under Rule 14a-8(i)(7) because such a proposal transcends the day-to-day business operations of a company.[15]

This Proposal does not focus on a significant policy issue; rather, it focuses solely on the Company's ordinary business operations, namely, risk evaluation. It is in stark contrast to the types of derivatives activities proposals that the Staff has determined must be included in a company's proxy materials because they relate to significant policy issues. In *Bank of America Corp.* (avail. Feb. 24, 2010), the Staff concluded that the proposal "raised concerns regarding the relationship between Bank of America's policies regarding collateralization of derivatives transactions and systemic risk," and thus could not be excluded under Rule 14a-8(i)(7). That proposal requested the company prepare a report concerning collateralization and rehypothecation of derivatives. There, however, the recitals and supporting statement specifically connected the derivative activities to the financial crisis and continued systemic risk to the broader economy.[16] The Proposal at issue here does not make such a connection. It does

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13 *See, e.g., Bank of America Corp.* (avail. Feb. 24, 2010); *Citigroup, Inc.* (avail. Feb. 23, 2010).

14 *See SEC Release No. 34-40018 (May 21, 1998).*

15 *See Staff Legal Bulletin 14H* (Oct. 22, 2015); *see also Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 353-54 (3d Cir. 2015) (Shwartz, J. concurring) (observing that a proposal must focus on a significant social policy issue in order to fall under the significant policy exception).

16 Based on the prior proposals, it is clear that proposals relating to "systemic risk" have involved issues of system risk to the broader economy, not simply the company that received the proposal. The recitals of these prior proposals specifically referenced "systemic risk to the economy." *See Bank of America Corp.* (avail. Feb. 24, 2010) ("Whereas Nobel economist Robert Engel wrote that 'Inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy . . . .' We believe that the report requested [i]n this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises."); *see also Citigroup, Inc.* (avail. Feb. 23, 2010). In *Citigroup*, the Staff determined that the company could not exclude the proposal under Rule 14a-8(i)(7) because it "raised concerns regarding the relationship between Citigroup's policies regarding collateralization of derivatives transactions and systemic risk."

not discuss the issue of whether the Company's derivatives activities contribute to continued systemic risk. Rather, each paragraph of the supporting statement focuses on how derivatives activities affect only the Company-specific risk profile.[17] The Proposal therefore does not "as a whole focus on" an issue of significant social policy and instead relates to the Company's risk/reward strategy of selling derivatives products and services—an issue that is important but "not of broad societal concern."[18]

For the foregoing reasons, the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management."[19] However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal.[20] Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation.[21] In other words, the Rule requires only that a

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17 *See* paragraph 1 of the Supporting Statement (discussing that the Company is the largest derivatives dealer in the United States, but asserting that the Company's Annual Report does not provide a separate discussion of derivatives activities); paragraph 2 of the Supporting Statement (asserting that the Company damaged its reputation by lobbying for an amendment to the Dodd-Frank Act regarding derivatives activities and oversight); paragraph 3 of the Supporting Statement (asserting that, because the Company engages in derivatives transactions outside the US, non-US "supervisory standards" apply and these differing standards "undoubtedly complicate Citigroup's overall risk management as some swaps deals may be safer than others"); *See* paragraph 4 of the Supporting Statement (discussing the potential for a culture problem and differences in values within the Company presented by the consolidation into one financial institution of investment banking activities focused on short term gain and traditional loan-making focused on long-term relationships).

18 *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 353-54 (3d Cir. 2015) (Shwartz, J. concurring) (observing that a proposal must as a whole focus on a significant social policy issue and agreeing that a proposal was excludable under Rule 14a-8(i)(7) where the proposal focused not only on a policy issue but also on other matters like Wal-Mart's brand name that related to the company's ordinary business); *Staff Legal Bulletin No. 14 H.* (Oct. 22, 2015) (discussing the concurring opinion in *Trinity Wall Street v. Wal-Mart Stores* as a relevant guidepost for the Staff in applying Rule 14a-8(i)(7)).

19 *See SEC Release No. 34-12598* (July 7, 1976).

20 *SEC Release No. 34-20091* (Aug. 16, 1983).

21 *Texaco, Inc.* (avail. Mar. 28, 1991).

company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[22]

The Staff has consistently taken the position that proposals requesting a report may be excluded under Rule 14a-8(i)(10) when the company has already made public disclosures that compare favorably with the guidelines of the proposal.[23]

Here, the Proposal calls for the Company to report on its derivatives activities, particularly, addressing how the activities are funded within various holding affiliates, supervision by regulators, and how they affect the risk profile and culture of the Company. The Company already dedicates a significant portion of its Annual Report to discuss its derivatives activities, including a fourteen page note devoted solely to this topic. Throughout the 2014 Annual Report the Company discusses the regulatory, liquidity, credit and market, business and operational and cross-border risks associated with its derivative activities.[24] Additionally, in each Annual Report since 2013, the Company has voluntarily provided its shareholders with in depth disclosure of the details of its derivatives activities that exceeds the SEC requirements.

Based on the substantial disclosure that the Company has made concerning its derivatives activities and the risks involved, the Company has already substantially provided shareholders with the information that the Company would include in the requested report.

For the foregoing reasons, the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

THE PROPOSAL IS FALSE AND MISLEDING IN VIOLATION OF RULE 14a-9

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading. Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact."[25] The Staff has consistently permitted companies

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22 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

23 *See, e.g., Target Corp.* (avail. Mar. 26, 2013) (concurring that a company could omit a proposal requesting a report regarding certain political contributions in reliance on Rule 14a-8(i)(10) in light of the company's public disclosures); *TECO Energy, Inc.* (avail. Feb. 21, 2013) (concurring that a proposal requesting a report regarding certain environmental and health matters could be excluded from a company's proxy materials because the company's public disclosures had substantially implemented the proposal).

24 *See, e.g.*, Citigroup, Annual Report (Form 10-K), at 52-64, 71, 89, 100, 241-254 (Feb. 25, 2015).

25 *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any

to exclude proposals under Rule 14a-8(i)(3) when such proposals are based on materially false or misleading statements.[26] The Proposal is misleading because the supporting statement asserts that "Citigroup's 10-k has no separate discussion of [its derivatives activities]."

This statement is false. The Company dedicates a significant portion of its Annual Report to discuss its derivatives activities, including a fourteen page note devoted solely to a "separate discussion" of this topic.[27] This false and misleading statement speaks to the fundamental premise of the Proposal – that the Company does not disclose its derivatives activities.

For the foregoing reasons, the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

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statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

[26] *See Ferro Corp.* (avail. Mar. 17, 2015) (permitting exclusion of a proposal under Rule 14a-8(i)(3) that incorrectly stated the differences between Delaware and Ohio law when requesting that the company to reincorporate under Delaware law); *General Electric Co.* (avail. Jan. 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting).

[27] *See* Citigroup, Annual Report (Form 10-K), at 241-254 (Feb. 25, 2015) ("In the ordinary course of business, Citigroup enters into various types of derivative transaction [, e.g., futures and forward contracts, swap contracts and option contracts] . . . . Citigroup enters into these derivative contracts relating to interest rate, foreign currency, commodity and other market/credit risks for [trading and hedging purposes] . . . . . Information pertaining to Citigroup's derivative activity, based on notional amounts as of December 31, 2014 and December 31 2014, is presented in the table [on page 242 of the Annual Report].")

> Derivative notional amounts are reference amounts from which contractual payments are derived and, in Citigroup's view, do not accurately represent a measure of Citi's exposure to derivative transactions. Rather, as discussed above, Citi's derivative exposure arises primarily from market fluctuations (i.e., market risk), counterparty failure (i.e., credit risk) and/or periods of high volatility or financial stress (i.e., liquidity risk), as well as any market valuation adjustments that may be required on the transactions. Moreover, notional amounts do not reflect the netting of offsetting trades (also as discussed above). For example, if Citi enters into an interest rate swap with $100 million notional, and offsets this risk with an identical but opposite position with a different counterparty, $200 million in derivative notionals is reported, although these offsetting positions may result in de minimus overall market risk. Aggregate derivative notional amounts can fluctuate from period-to-period in the normal course of business based on Citi's market share as well as levels of client activity.

Id. at 242.

CONCLUSION

For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(3).